UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b)

AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Zynga Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98986T 10 8

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. 98986T 10 8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Foundry Venture Capital 2007, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. This Amendment No. 1 to the statement on Schedule 13G is filed by Foundry Venture Capital 2007, L.P. (“Foundry”), Foundry Venture 2007, LLC. (“FV”), Brad Feld (“Feld”), Seth Levine (“Levine”), Ryan McIntyre (“McIntyre”) and Jason Mendelson (“Mendelson” and together with Foundry, FV, Feld, Levine and McIntyre, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

Page 2 of 10 Pages

13G

CUSIP NO. 98986T 10 8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Foundry Venture Capital 2007, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* OO

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

Page 3 of 10 Pages

13G

CUSIP NO. 98986T 10 8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bradley Feld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 400,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 400,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.07%(2)(3)
12	TYPE OF REPORTING PERSON* IN

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Based on 594,062,218 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Persons.
(3)	The 400,000 shares of Class A Common Stock held by the Reporting Persons represent 0.05% of the Issuer’s outstanding Common Stock as of December 31, 2012, based on a total of 784,211,485 shares of Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Persons, and represent approximately 0.01% of the combined voting power of the Issuer’s Common Stock.

Page 4 of 10 Pages

13G

CUSIP NO. 98986T 10 8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Seth Levine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 382,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 382,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 382,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.06%(2)(3)
12	TYPE OF REPORTING PERSON* IN

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Based on 594,062,218 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Persons.
(3)	The 382,000 shares of Class A Common Stock held by the Reporting Persons represent 0.05% of the Issuer’s outstanding Common Stock as of December 31, 2012, based on a total of 784,211,485 shares of Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Persons, and represent approximately 0.01% of the combined voting power of the Issuer’s Common Stock.

Page 5 of 10 Pages

13G

CUSIP NO. 98986T 10 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ryan McIntyre
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 239,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 239,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.04%
12	TYPE OF REPORTING PERSON* IN

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Based on 594,062,218 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Persons.
(3)	The 239,000 shares of Class A Common Stock held by the Reporting Persons represent 0.03% of the Issuer’s outstanding Common Stock as of December 31, 2012, based on a total of 784,211,485 shares of Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Persons, and represent approximately 0.01% of the combined voting power of the Issuer’s Common Stock.

Page 6 of 10 Pages

13G

CUSIP NO. 98986T 10 8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jason Mendelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 332,367
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 332,367
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 332,367
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.06%(2)(3)
12	TYPE OF REPORTING PERSON* IN

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Based on 594,062,218 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Persons.
(3)	The 332,367 shares of Class A Common Stock held by the Reporting Persons represent 0.04% of the Issuer’s outstanding Common Stock as of December 31, 2012, based on a total of 784,211,485 shares of Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Persons, and represent approximately 0.01% of the combined voting power of the Issuer’s Common Stock.

Page 7 of 10 Pages

Introductory Note: This Amendment No. 1 to the statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Zynga Inc.

Item 1

(a)	Name of Issuer: Zynga Inc.

(b)	Address of Issuer’s Principal Executive Offices: 699 Eighth Street
San	Francisco, California 94103

Item 2

(a)	Name of Person(s) Filing:

Foundry Venture Capital 2007, L.P. (“Foundry”)

Foundry Venture 2007, LLC. (“FV”)

Bradley Feld (“Feld”)

Seth Levine (“Levine”)

Ryan McIntyre (“McIntyre”)

Jason Mendelson (“Mendelson”)

(b)	Address of Principal Business Office:	c/o Foundry Group 1050 Walnut Street, Suite 210 Boulder, CO 80302

(c)	Citizenship:

Foundry — Delaware
FV — Delaware Feld — United States of America Levine — United States of America McIntyre — United States of America Mendelson — United States of America

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 98986T 10 8

Item 3 Not applicable.

Page 8 of 10 Pages

Item 4 Ownership.

The following information with respect to the ownership of the Class A Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2012:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(1)

Foundry	0	0	0	0	0	0	0.0%

FV(1)	0	0	0	0	0	0	0.0%

Feld(1)	400,000	400,000	0	400,000	0	400,000	0.07%

Levine(1)	382,000	382,000	0	382,000	0	382,000	0.06%

McIntyre(1)	239,000	239,000	0	239,000	0	239,000	0.04%

Mendelson(1)	332,367	332,367	0	332,367	0	332,367	0.06%

(1)	FV serves as the general partner of Foundry. Levine, McIntyre, Mendelson and Feld are Managing members of Foundry Group, an affiliate of Foundry.
(2)	Based on 594,062,218 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Persons.

Item 5 Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6 Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8 Identification and Classification of Members of the Group.

Not applicable.

Item 9 Notice of Dissolution of Group.

Not applicable.

Item 10 Certification.

Not applicable.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013

FOUNDRY VENTURE CAPITAL 2007, L.P.

By:	Foundry Venture 2007, LLC
Its:	General Partner

By:	/s/ Jason Mendelson
Jason Mendelson, Manager

FOUNDRY VENTURE 2007, LLC

By:	/s/ Jason Mendelson

Jason Mendelson, Manager

/s/ Jason Mendelson
Jason Mendelson

/s/ Jason Mendelson
Jason Mendelson, Attorney-in-Fact for Brad Feld

/s/ Jason Mendelson
Jason Mendelson, Attorney-in-Fact for Seth Levine

/s/ Jason Mendelson
Jason Mendelson, Attorney-in-Fact for Ryan McIntyre

Exhibit(s): A—Joint Filing Statement

Page 10 of 10 Pages